AGREEMENT

AGREEMENT made this 8th day of August, 2002 (hereafter referred to as the "Agreement") by and between Gilman + Ciocia, Inc., a Delaware Corporation, with a principal place of business at 1311 Mamaroneck Avenue, White Plains, New York 10605, together with its subsidiaries (hereinafter referred to as "GTAX"), Thomas Povinelli, with a residence address of 74 Rock Maple Road, Greenwich, Connecticut 06830, David Puyear, with a residence address of 131 Old Dam Road, Fairfield, Connecticut 06430, and Michael P. Ryan, with a residence address of 1 Dallas Drive, Poughkeepsie, New York 12603.

Thomas  Povinelli  and  David  Puyear

1. An entity formed and controlled by Thomas Povinelli and David Puyear (the "Povinelli Group") shall have the option, exercisable within 30 days from the date of this Agreement, to purchase GTAX's White Plains office and such of the other GTAX offices listed in Appendix I hereto, by giving notice to such effect to GTAX and Michael Ryan; provided, however, that (i) the Povinelli Group has received the consent to its purchase of each selected office by the office manager of such office, and (ii) the revenues attributable to the selected offices during the year ended June 30, 2002 shall not exceed, in the aggregate, $25 million (as set forth in such Appendix I). Messrs. Povinelli and Puyear agree not to, directly or indirectly, solicit any GTAX offices not listed in such Appendix I. GTAX and the Board agree not to offer any special compensation or inducements to any registered representative in any office listed in Appendix I during the option period.

2. The purchase price for the offices purchased by the Povinelli Group shall be the aggregate of, for each such office which had a positive EBITDA for the year ended June 30, 2002 (as set forth in such Appendix I), 30% of the revenues attributable to such office during the year ended June 30, 2002 and, for each such office which did not have a positive EBITDA for the year ended June 30, 2002, 25% of the revenues attributable to such office during the year ended June 30, 2002.

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3.   The  purchase  price for the offices purchased by the Povinelli Group shall be  payable  to  GTAX  as  follows:

     (i) The lesser of 50% of such purchase price or $3,750,000, at the closing in cash. However, the payment of the portion of such purchase price payable at the closing in cash can be deferred for up to 90 days from the closing to the extent (but only to the extent) the Povinelli Group is entitled to receive from Royal Alliance Associates proceeds from the financing under the Povinelli Group's agreement with Royal Alliance Associates; provided, however, that to secure the obligation of the Povinelli Group under this paragraph, the right of the Povinelli Group to receive such proceeds shall be assigned to GTAX.

     (ii) The Povinelli Group shall assume the subordinated debt, including accrued interest, of GTAX listed in Appendix II hereto and in consideration of such assumption, shall be given a credit with respect to the purchase price of $2 million.

     (iii) The balance of the purchase price shall be paid in three annual installments commencing one year from the closing date in equal installments of of 33 1/3% of such balance with interest at the prime rate of interest, which balance can be prepaid at any time, without penalty.


4. GTAX agrees that of the cash received at the closing, the lesser of $1 million or 40% of such cash will be paid to First Union. GTAX agrees, in connection with such payment, to use commercially reasonable efforts to have First Union remove Thomas Povinelli from his personal guarantee. The balance of the purchase price referred to in 3 (iii), when received by GTAX, will be paid to First Union to retire its debt and then to Travelers to retire its debt. Any remaining balance shall be retained by GTAX for general corporate purposes.

5. With respect to each office purchased by the Povinelli Group, GTAX shall assign to the Povinelli Group all assets that the Company has the right to sell, transfer or assign, including, but not limited to, the office lease and all equipment in the office and use commercially reasonable efforts to cause any registered representatives at such office to remain at such office, and the Povinelli Group shall assume such lease, any leases or unpaid purchase price of said equipment and a pro rata portion of the WASCO blanket lease and all obligations with respect to the employment of such registered representatives. All master software licenses (such as Great Plains, Taxwise and Quick Books) shall remain the property of GTAX.

6. The Povinelli Group shall cause either the new company or each registered representative in each office purchased by the Povinelli Group to indemnify GTAX for negligent or wrongful acts during their tenure with GTAX to the extent not covered by GTAX's E&O insurance. The Povinelli Group agrees to purchase tail insurance to cover such liabilities.

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7.     The effective date of the closing will be September 1, 2002, although the actual closing shall be as soon as shall be practicable on or after September 1, 2002, and closing adjustments will be made to accomplish the economic effect of a September 1, 2002 closing (including with respect to any business of a registered representative in offices purchased by the Povinelli Group who has not transferred to Royal Alliance on or prior to September 1, 2002).

8. GTAX agrees to pay all registered representatives in offices purchased by the Povinelli Group who have been transferred to Royal Alliance on or prior to September 1, 2002 their trailing commissions during the year ending August 31, 2003.

9. Should the Povinelli Group not purchase any GTAX offices, (i) Thomas Povinelli shall be entitled to one year of severance pay at the annual rate of $350,000 and (ii) David Puyear shall be entitled to one year of severance pay at the annual rate of $200,000.

10. Should the revenues attributed to the offices purchased by the Povinelli Group be less than $5 million, Messrs. Povinelli and Puyear shall be entitled to one-half of the foregoing severance pay. Should the revenues attributed to the offices purchased by the Povinelli Group be $5 million or more, neither Mr.
Povinelli  nor  Mr.  Puyear  shall  be  entitled  to  any  severance  pay.

11. For a period of two (2) years from the date of the closing, Thomas Povinelli and David Puyear covenant and agree that neither of them will, directly or indirectly, file, participate in, or otherwise support the filing of any proxy statement, tender offer, or consent solicitation seeking to gain control of or otherwise affect GTAX.

12. Thomas Povinelli and David Puyear agree that they will not run for or accept elections for a board seat if they are an owner, employee, officer or director of a competing company.

13. Upon the execution of this Agreement, Thomas Povinelli and David Puyear shall execute their resignations, annexed to this Agreement as Appendix III, and shall deliver such executed resignations to the Board of Directors.

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GTAX


1. Effective upon the execution and delivery of this Agreement, the Board of Directors of GTAX shall take the following actions:


     (i) Elect Ted H. Finkelstein as Vice President effective December 1, 2001 and acknowledge and approve any actions as Vice President that he may have taken since such date.
     (ii) Approve this Agreement and authorize Ted H. Finkelstein to execute it on behalf of GTAX.
     (iii) Recognizing the potential conflicts of all other members of the Board, the Board irrevocably appoints Lou Karol to take all actions necessary to execute an agreement to effectuate the closing of the Povinelli Group transaction, pursuant to the terms of such agreement, all in accordance to the terms of this Agreement. To the extent that he is entitled to be released, pursuant to paragraph 3 under "All Parties", GTAX agrees to indemnify Lou Karol to the full extent of the provisions of Delaware law.
     (iv) Accept the resignation of Thomas Povinelli as Director and Chief Executive Officer effective the earlier of 45 days from the date of this Agreement or the closing of the Povinelli Group transaction. The Board agrees not to take any action concerning their employment, pending the effective date of resignation, provided that he carries out his duties in good faith.
     (v) Accept the resignation of David Puyear as Chief Financial Officer effective the earlier of 45 days from the date of this Agreement or the closing of the Povinelli Group transaction. The Board agrees not to take any action concerning their employment, pending the effective date of resignation, provided that he carries out his duties in good faith.
    (vi)  Elect  Michael  P.  Ryan  as President, effective immediately.
   (vii) Set the number of directors that constitute the Board of Directors at nine (9).
  (viii) Elect Michael P. Ryan, Steven Gilbert and Edward Cohen to fill the vacancies on the Board.
    (ix) Elect Michael P. Ryan as Chief Executive Officer effective the earlier of 45 days from the date of this Agreement or the closing of the Povinelli Group transaction.

     (x)  Approve  the  Company's  legal  expenses  accrued  to  date.
    (xi) Agree to reimburse the Concerned Stockholders expenses in connection with the Consent Solicitation in an amount not to exceed $250,000.
   (xii)  Withdraw  the  lawsuit  filed  against  Michael  P.  Ryan.
  (xiii) The payments in (xi) and all payments due Akabas & Cohen are subordinated to the dictates of First Union and Travelers.

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2.   Cause  to be executed the resolution annexed as Appendix IV, rescinding the resolution of the Board of Directors of Prime Financial Services, Inc. to terminate the employment of Michael P. Ryan and Carole Enisman.



Michael  P.  Ryan

1. Agrees to cause the Solicitation of Consent Statement in opposition to the Board of Directors and current management and all related actions to be withdrawn and terminated.


2.   Agrees  to  dismiss  the arbitration claim filed regarding his termination.


All  Parties

1.   Agree  to  draft  a  mutually  acceptable  press  release.


2. Work together to effect a smooth transition to new management and the smooth transition of registered representatives in offices purchased by the Povinelli Group.


3. Execute general releases for all parties, for all board members, and for relevant other employees. Said releases will exclude the activities of Lou Karol concerning the Povinelli Group transaction. However, the Lou Karol will provide regular reports to the Board of their actions. Should the Board not object to these actions within 30 days of receipt, Lou Karol shall receive general releases for these actions, as well.


4. Enter into a mutually acceptable non-solicitation agreement. Should GTAX or the Povinelli Group directly or indirectly benefit from the separation of service of a registered representative, tax or accounting professional during the 24 months subsequent to the closing of the Povinelli Group transaction, GTAX and the Povinelli Group respectively agree to pay to the other 50% of the trailing 12 months gross dealer concession and tax and accounting billing generated by said registered representative or employee. Said payment to be in cash with half due within 30 days after the severance of the individual's employment with the respective entity, and the balance due within one year.


5.   The  parties  agree  to  enter  into  a mutual non-disparagement agreement.


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Dated:     August  8,  2002

Approved  and  Ratified:



By:  /s/  Thomas Povinelli
------------------------------
Thomas Povinelli


By:  /s/  Michael P.  Ryan
------------------------------
Michael P. Ryan


By:  /s/  David Puyear
------------------------------
David Puyear


Gilman  +  Ciocia,  Inc.

By:  /s/  Ted  H.  Finkelstein
------------------------------
Ted  H.  Finkelstein,  G
     General  Counsel  &  Vice  President

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